UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

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Grupo Aeroportuario Del Pacifico Reports in June 2021 a Passenger Traffic Decrease of 2.7% Compared to 2019 (Increase of 319.6% Compared to 2020)

GUADALAJARA, Mexico, July 06, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of June 2021, which includes comparisons with the 2019 and 2020 figures to facilitate the reading and understanding of the passenger traffic trend.

For June 2021, the total number of terminal passengers at GAP’s 12 Mexican airports decreased by 2.2%, compared to the same period of 2019. Los Cabos, Tijuana, and Puerto Vallarta airports presented an increase in passenger traffic of 14.9%, 10.4% and 2.8%, respectively, while the Guadalajara and Guanajuato airports presented a decrease of only 14.3% and 14.4%, respectively, which demonstrates a positive trend in our Mexican airports.

In relation to international travel restrictions, the United States requests that travelers must present a negative Covid-19 test for entry into that country; while Canada announced that as of July 5, international flights will be reopened for people who are fully vaccinated and who meet certain conditions stated by the Government of that country.

Passenger traffic 2021 compared to 2019 figures

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	Jun-19	Jun-21	% Change	Jan-Jun 19	Jan-Jun 21	% Change
Guadalajara	888.8	728.1	(18.1%)	5,094.4	3,751.4	(26.4%)
Tijuana*	497.9	564.8	13.4%	2,894.9	3,184.1	10.0%
Los Cabos	168.0	174.7	4.0%	885.5	887.4	0.2%
Puerto Vallarta	170.7	158.6	(7.1%)	831.3	753.5	(9.4%)
Montego Bay	0.7	0.0	(100.0%)	4.2	0.0	(100.0%)
Guanajuato	176.3	132.3	(24.9%)	994.3	680.9	(31.5%)
Hermosillo	154.1	122.1	(20.8%)	859.9	618.4	(28.1%)
Mexicali	95.9	94.2	(1.8%)	569.4	463.2	(18.6%)
Morelia	40.1	49.1	22.4%	225.9	255.7	13.2%
La Paz	87.0	77.8	(10.5%)	466.4	397.7	(14.7%)
Aguascalientes	47.5	48.5	2.0%	305.2	242.4	(20.6%)
Kingston	0.0	0.5	N/A	0.0	0.7	N/A
Los Mochis	31.7	29.1	(8.3%)	187.1	162.6	(13.1%)
Manzanillo	8.2	8.0	(2.6%)	49.2	40.3	(18.2%)
Total	2,367.0	2,187.7	(7.6%)	13,367.7	11,438.1	(14.4%)

International Terminal Passengers – 14 airports (in thousands):
Airport	Jun-19	Jun-21	% Change	Jan-Jun 19	Jan-Jun 21	% Change
Guadalajara	380.7	360.5	(5.3%)	2,076.7	1,544.3	(25.6%)
Tijuana*	260.3	272.6	4.7%	1,394.2	1,162.6	(16.6%)
Los Cabos	317.3	382.8	20.6%	2,019.3	1,517.8	(24.8%)
Puerto Vallarta	199.4	221.9	11.3%	1,970.6	928.2	(52.9%)
Montego Bay	391.3	284.3	(27.3%)	2,516.5	961.5	(61.8%)
Guanajuato	59.8	69.7	16.6%	345.1	248.8	(27.9%)
Hermosillo	6.3	10.2	63.2%	34.5	45.8	32.8%
Mexicali	0.7	0.5	(31.6%)	3.3	1.8	(45.5%)
Morelia	37.5	38.7	3.2%	207.1	176.9	(14.6%)
La Paz	0.9	2.3	145.2%	6.6	8.3	24.9%
Aguascalientes	19.7	20.1	2.2%	99.3	88.6	(10.9%)
Kingston	0.0	79.1	N/A	0.0	298.8	N/A
Los Mochis	0.7	0.9	24.1%	3.5	4.0	13.4%
Manzanillo	3.3	4.4	30.8%	52.3	21.5	(59.0%)
Total	1,678.0	1,748.0	4.2%	10,729.1	7,008.7	(34.7%)

Total Terminal Passengers – 14 airports (in thousands):
Airport	Jun-19	Jun-21	% Change	Jan-Jun 19	Jan-Jun 21	% Change
Guadalajara	1,269.5	1,088.6	(14.3%)	7,171.1	5,295.7	(26.2%)
Tijuana*	758.2	837.5	10.4%	4,289.1	4,346.6	1.3%
Los Cabos	485.3	557.4	14.9%	2,904.8	2,405.1	(17.2%)
Puerto Vallarta	370.1	380.5	2.8%	2,801.9	1,681.8	(40.0%)
Montego Bay	392.0	284.3	(27.5%)	2,520.7	961.5	(61.9%)
Guanajuato	236.1	202.1	(14.4%)	1,339.4	929.7	(30.6%)
Hermosillo	160.4	132.3	(17.5%)	894.5	664.2	(25.7%)
Mexicali	96.6	94.7	(2.0%)	572.7	465.0	(18.8%)
Morelia	77.6	87.8	13.1%	433.0	432.5	(0.1%)
La Paz	87.9	80.1	(8.9%)	473.0	406.0	(14.2%)
Aguascalientes	67.2	68.6	2.1%	404.6	330.9	(18.2%)
Kingston	0.0	79.6	N/A	0.0	299.5	N/A
Los Mochis	32.4	30.0	(7.5%)	190.6	166.6	(12.6%)
Manzanillo	11.6	12.4	7.0%	101.5	61.7	(39.2%)
Total	4,045.0	3,935.7	(2.7%)	24,096.8	18,446.9	(23.4%)
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):
Airport	Jun-19	Jun-21	% Change	Jan-Jun 19	Jan-Jun 21	% Change
Tijuana	256.0	270.2	5.6%	1,370.9	1,152.6	(15.9%)

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January to June 2019.

Passenger traffic 2021 compared to 2020 figures

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	Jun-20	Jun-21	% Change	Jan-Jun 20	Jan-Jun 21	% Change
Guadalajara	216.3	728.1	236.6%	2,730.3	3,751.4	37.4%
Tijuana*	243.6	564.8	131.9%	1,880.3	3,184.1	69.3%
Los Cabos	36.3	174.7	381.9%	478.8	887.4	85.3%
Puerto Vallarta	20.9	158.6	659.1%	401.8	753.5	87.6%
Montego Bay	0.0	0.0	N/A	1.0	0.0	(100.0%)
Guanajuato	34.0	132.3	289.6%	480.5	680.9	41.7%
Hermosillo	32.1	122.1	280.7%	454.6	618.4	36.0%
Mexicali	23.2	94.2	306.3%	323.9	463.2	43.0%
Morelia	26.3	49.1	87.0%	171.9	255.7	48.7%
La Paz	19.0	77.8	309.0%	247.0	397.7	61.0%
Aguascalientes	12.8	48.5	278.0%	157.6	242.4	53.8%
Kingston	0.0	0.5	25700.0%	1.3	0.7	(45.9%)
Los Mochis	4.7	29.1	519.8%	97.4	162.6	66.9%
Manzanillo	1.0	8.0	673.9%	25.1	40.3	60.4%
Total	670.1	2,187.7	226.5%	7,451.5	11,438.1	53.5%

International Terminal Passengers – 14 airports (in thousands):
Airport	Jun-20	Jun-21	% Change	Jan-Jun 20	Jan-Jun 21	% Change
Guadalajara	100.3	360.5	259.3%	1,117.7	1,544.3	38.2%
Tijuana*	82.7	272.6	229.6%	825.0	1,162.6	40.9%
Los Cabos	22.7	382.8	1584.4%	975.2	1,517.8	55.6%
Puerto Vallarta	15.0	221.9	1384.0%	1,111.3	928.2	(16.5%)
Montego Bay	15.4	284.3	1743.4%	1,149.6	961.5	(16.4%)
Guanajuato	7.8	69.7	798.7%	165.1	248.8	50.7%
Hermosillo	1.3	10.2	665.5%	20.6	45.8	121.8%
Mexicali	0.0	0.5	1248.6%	1.3	1.8	39.9%
Morelia	3.9	38.7	887.0%	108.9	176.9	62.4%
La Paz	0.3	2.3	622.4%	3.8	8.3	119.9%
Aguascalientes	3.3	20.1	517.4%	55.3	88.6	60.2%
Kingston	14.3	79.1	451.2%	375.1	298.8	(20.4%)
Los Mochis	0.0	0.9	2397.1%	1.3	4.0	198.6%
Manzanillo	0.8	4.4	432.2%	29.5	21.5	(27.3%)
Total	268.0	1,748.0	552.3%	5,939.9	7,008.7	18.0%

Total Terminal Passengers – 14 airports (in thousands):
Airport	Jun-20	Jun-21	% Change	Jan-Jun 20	Jan-Jun 21	% Change
Guadalajara	316.7	1,088.6	243.8%	3,848.1	5,295.7	37.6%
Tijuana*	326.3	837.5	156.7%	2,705.3	4,346.6	60.7%
Los Cabos	59.0	557.4	845.2%	1,454.0	2,405.1	65.4%
Puerto Vallarta	35.8	380.5	961.5%	1,513.1	1,681.8	11.1%
Montego Bay	15.4	284.3	1743.4%	1,150.6	961.5	(16.4%)
Guanajuato	41.7	202.1	384.3%	645.6	929.7	44.0%
Hermosillo	33.4	132.3	296.1%	475.2	664.2	39.8%
Mexicali	23.2	94.7	307.8%	325.2	465.0	43.0%
Morelia	30.2	87.8	190.9%	280.8	432.5	54.0%
La Paz	19.3	80.1	314.2%	250.8	406.0	61.9%
Aguascalientes	16.1	68.6	326.6%	212.9	330.9	55.4%
Kingston	14.3	79.6	454.8%	376.4	299.5	(20.4%)
Los Mochis	4.7	30.0	533.7%	98.7	166.6	68.7%
Manzanillo	1.9	12.4	567.0%	54.6	61.7	13.0%
Total	938.0	3,935.7	319.6%	13,391.4	18,446.9	37.8%
*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX Users (in thousands):
Airport	Jun-20	Jun-21	% Change	Jan-Jun 20	Jan-Jun 21	% Change
Tijuana	82.6	270.2	227.2%	817.7	1,152.6	41.0%

Highlights for the period:

  Seats and load factors: The number of seats available during June 2021 increased by 98.3% compared to June 2020; while load factors went from 38.9% in June 2020 to 82.9% in June 2021.
  New routes:
  Guanajuato - Chicago O’Hare: United
  Hermosillo - Dallas Fort Worth: American Airlines
  La Paz - Mazatlan: Aeromar
  Los Cabos - Los Ángeles: JetBlue
  Los Cabos - Nueva york (JFK): JetBlue
  Mexicali - Cancun: Volaris

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 6, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer